Exhibit 2.1

QUOTA PURCHASE AGREEMENT

__________________________________________

PANATLÂNTICA S.A.
__________________________________________

as Purchaser

ALLIED SWITZERLAND GMBH

___________________________________________

as Seller

ATKORE INTERNATIONAL INC.
___________________________________________

as Atkore

ATKORE INTERNATIONAL INDÚSTRIA E COMÉRCIO DE AÇO E MATERIAIS ELÉTRICOS LTDA.
___________________________________________

as the Company

Trench, Rossi e Watanabe Advogados
Associated with Baker & McKenzie, Swiss Verein
Av. Dr. Chucri Zaidan, 920 – 13th floor
04583-904 São Paulo – SP – Brazil

Exhibit 2.1

THIS QUOTA PURCHASE AGREEMENT (hereinafter referred to as the "Agreement") is made this 26th day of August, 2013, by and between:

•
PANATLÂNTICA S.A., a publicly-held corporation (sociedade anônima de capital aberto) organized and existing under the laws of the Federative Republic of Brazil, with head office at Rua Rudolfo Vontobel, 600, Distrito Industrial de Gravataí, in the City of Gravataí, State of Rio Grande do Sul, Brazil, Zip Code (CEP) 94045-405, registered with the State Commercial Board of Rio Grande do Sul ("JUCERGS") under NIRE 43.3.0000227-6, enrolled with the Brazilian Taxpayers’ Enrollment ("CNPJ/MF") under No. 92.693.019/0001-89 (the "Buyer");

~~•~~
ALLIED SWITZERLAND GMBH, a company organized and existing under the laws of Switzerland, with head office at Freier Platz, 10, CH-8200 Schaffhausen, Switzerland, enrolled with the Brazilian Taxpayers’ Enrollment ("CNPJ/MF") under No. 05.665.710/0001-54 (the “Seller”);

•	ATKORE INTERNATIONAL INC., a company organized under the laws of the United States, with head office at 16100 S. Lathrop Avenue, Harvey, Illinois 60462, U.S.A. (hereinafter referred to as "Atkore");

and, as Intervening Consenting Party:

•
ATKORE INTERNATIONAL INDÚSTRIA E COMÉRCIO DE AÇO E MATERIAIS ELÉTRICOS LTDA., a limited liability commercial company (sociedade empresária limitada) organized and existing under the laws of the Federative Republic of Brazil, with head office at Rodovia RST 453, Km 80, 32,973, Nossa Senhora da Saúde, in the City of Caxias do Sul, State of Rio Grande do Sul, Brazil, Zip Code (CEP) 95042-190, registered with the State Commercial Board of Rio Grande do Sul ("JUCERGS") under NIRE 43.205.304.597, enrolled with the Brazilian Taxpayers’ Enrollment ("CNPJ/MF") under No. 03.684.007/0001-68 (the "Company").

RECITALS

A.	Seller is the owner of 100% percent of the outstanding quotas of the Company.

B.
In reliance upon representations, warranties, covenants and agreements and subject to the terms and conditions contained herein, Seller wishes to sell to Buyer the totality of the quotas of the Company consisting of eighty-four million, nine hundred and forty-seven thousand, two hundred and eighty-seven (84,947,287) quotas (the "Quotas"), and subject to certain terms and conditions, Buyer wishes to purchase such Quotas.

In consideration of the mutual promises contained herein, Buyer and Seller (individually, a “Party” and collectively, the "Parties") mutually agree as follows:

1.    DEFINITIONS AND INTERPRETATIONS

1.1	Capitalized terms used throughout this Agreement are listed and defined below.

"Affiliate" of any Person means any Person or entity, directly or indirectly, controlling, controlled by, or under common control with such Person.

"Agreement" is as defined in the preamble of this Agreement.

"Appointing Authority" is defined in Section 13.4 (c).

"Arbitration Rules" means the rules imposed by the regulation of the Centro de Arbitragem da Câmara de Comércio Brasil-Canadá to conduct arbitration procedures and other methods of conflict resolution, as defined in Section 13.4 (b).

"Atkore" is defined in the preamble of this Agreement.

"Bank Bradesco" means Banco Bradesco S.A.

"Bank Guarantee Agreement" means the guarantee document to be entered into by the Buyer and Bank Bradesco to secure the payment of the differed installments of the Purchase Price.

"Business Days" means all calendar days, except for Saturdays, Sundays, National Holidays, and State and Municipal Holidays where the Buyer’s head office is located.

"Closing" means the consummation and completion of the purchase and sale of the Quotas and all other transactions to be completed and consummated by the Parties on the Closing date, as defined in Section 2.2 (a).

"Closing Date" is defined in Section 2.2 (a).

"Company" is defined in the preamble of this Agreement.

"Company Marks" is defined in Section 7.2.

"Company Name" is defined in Section 7.2.

"Court" is defined in Section 13.4 (b).

"Dispute" is defined in Section 13.4 (a).

Exhibit 2.1

"Dollars" means the currency of the United States of America as defined in Section 3.1.

"Event(s) Subject to Indemnification" is defined in Section 8.3.

"Flow Coat Project" means the sale and transfer of equipment, machines and proprietary technology related to LT76 production line for the manufacturing of galvanized pipe, from the Company to its Affiliate Allied Tube & Conduit, which was completed on July 10, 2013.

"Indemnified Party" means the Party to be indemnified by the other upon the occurrence of an Event Subject to Indemnification.

"Indemnifying Party" means the Party that shall indemnify the other upon the occurrence of an Event Subject to Indemnification.

"Installment" or "Installments" are defined in Section 3.4.

"Intervening Consenting Party" is defined in the preamble of this Agreement.

"IOF" means the Tax levied on Credit, Exchange and Insurance Transactions, or related to Securities, commonly referred as the Tax on Financial Transactions, governed by Decree No. 6306, of December 14, 2007, and subsequent amendments.

"Loss" or "Losses" are defined in Section 8.1.

"Notification" is defined in section 8.3.

"Officers" means the administrators of the Company.

"Party" or "Parties" are defined in the preamble of this Agreement.

"Person" means an individual, legal entity, company, or any other type of business.

"Purchase Price" is defined in Section 3.1.

"Purchaser" is defined in the preamble of this Agreement.

"Quotas" is defined in the preamble of this Agreement.

"RDE-IED" means the registration of foreign investment with the Central Bank of Brazil's electronic system (Sistema de Informações do Banco Central do Brasil - "SISBACEN") in the Declaratory Electronic Registration System (Registro Declaratório Eletrônico de Investimento Externo Direto)

"Reais" is defined in Section 3.1.

Exhibit 2.1

"SISBACEN" means the Central Bank of Brazil's Electronic System.

"Selic Rate" means the rate ascertained by the Special System for Clearing and Custody (Selic), through the calculation of the weighted and adjusted average rate of daily financial operations based on federal government securities and occurred in the referred system or in assets clearing houses, as committed transactions.

"Seller" is defined in the preamble of this Agreement.

"Senior Officers" is defined in section 13.4 (a).

"Tyco Indemnity Agreement" is defined in Section 10.7.

1.2    Unless the context clearly requires otherwise, the interpretation of other terms used throughout this Agreement are according to the rules set forth below.

1.2.1    Unless expressly provided otherwise, all references to clauses, items and schedules used in this Agreement are related to clauses, items and schedules of this Agreement. The documents attached to this Agreement constitute a part of this Agreement and are incorporated into this Agreement for all purposes and effects.

1.2.2    The masculine gender shall include the feminine and neuter, and the terms defined in the singular have the corresponding meanings in the plural, and vice versa. The term "contain" or "including" shall mean "including, without limitation". The words "of this", "herein", "hereby", "by means of this", "contained herein", "in accordance with the written provisions herein" or "according to this document" and other similar terms when used herein, refers to this Agreement as a whole and not to any particular section or item in which these words appear. The expressions "the date of this Agreement", "on this date" and other similar terms shall be understood as a reference to the date stated in the preamble paragraph of this Agreement.

1.2.3    The titles in this Agreement are for convenience only and should not be construed as a part of or affect the interpretation of any provision of this Agreement.

1.2.4    The term "best efforts" shall refer to the efforts that a prudent person desirous of achieving a result would use in similar circumstances to ensure that the result is achieved as expeditiously as possible, provided, however, that a person required to use his best efforts under this Agreement will not be required to take actions that would result in a materially adverse change in the benefits of this Agreement, the transactions contemplated hereby or the respective operations of such person.

1.2.5    An act would "contravene" something if, as the context requires, it would conflict with, violate, or result in a breach or violation of, or constitute a default under, the thing, or it would result in the creation of a lien on the equity interests or assets of the Company, or it would give any government body or other Person the right to challenge, revoke,

Exhibit 2.1

withdraw, suspend, cancel, terminate, or modify the thing, or to exercise any remedy or obtain any relief under the thing, or to declare a default or accelerate the maturity of any obligation under the thing.

1.2.6    With respect to any representation or warranty made to the "cognizance" or "knowledge" of a Person, (i) an individual shall be considered to have knowledge of a fact or other matter, if the individual is actually aware of such fact or other matter or a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter, (ii) an entity will be considered to have "knowledge" of a fact or other matter if any individual who is serving, or who has at any time served, as a director, manager or senior executive, officer, partner, executor, or trustee of such entity (or in any similar capacity) has, or at any time had, knowledge of such fact or other matter (as defined in (i)), and (iii) Seller shall be considered to have knowledge of any fact or matter known to the Company (as defined in (ii)).

1.2.7    The phrase "ordinary course of business" shall refer to the normal operation of the Company, consistent with its past practice.

1.2.8    References to statutes or statutory provisions shall be construed as references to those statutes or provisions as respectively amended or re-enacted or as their application is modified from time to time by other provisions (whether before or after the date of this Agreement) and shall include any statutes or provisions of which they are re-enactments (whether with or without modification) and any orders, regulations, instruments or other subordinate legislation under the relevant statute or statutory provision.

1.2.9    References to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time.

1.2.10    References to the Parties include their respective successors and permitted assigns.

1.2.11    Where any word or phrase is given a defined meaning in this Agreement any other part of speech or other grammatical form of that word or phrase shall have a corresponding meaning.

1.2.12    All warranties, representations, indemnities, covenants, agreements, undertakings and obligations given or entered into by more than one Person are given or entered into jointly and severally.

1.2.13    The provisions of this Agreement will prevail in case they are conflicting with any Schedules.

Exhibit 2.1

1.2.14    References to US$ or $ are references to United States dollars, the currency of the United States of America. References to R$ are references to Reais, the currency of the Federative Republic of Brazil.

2.    PURCHASE AND SALE OF QUOTAS; CLOSING

2.1.    Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell, assign and transfer the Quotas to Buyer on the Closing Date, as defined below, and Buyer hereby agrees to purchase itself and/or through any of its Affiliates, the Quotas from Seller on the Closing Date, as defined hereinafter.

2.2.    Closing.

(a)     Subject to satisfaction or waiver of the conditions precedent in Sections 9 and 10, the Closing of this Agreement shall take place in the Business Day immediately following the fulfillment or waiver of the conditions precedent as provided in Sections 9 and 10, or on such other date agreed in writing by the Parties (the "Closing" or "Closing Date"), at the offices of Trench, Rossi e Watanabe Advogados at Av. Dr. Chucri Zaidan, 920 – 13th floor, in the City of São Paulo, State of São Paulo, Brazil, or at such other place agreed in writing by the Parties. The Parties agree that the Closing of the transaction contemplated hereunder will be conditioned, irreversibly, to the completion of the process for the issuance of debentures by the Buyer, as provided in Section 9.5 below, and presentation by Buyer of the bank guarantee, as provided in Section 2.2. (d) below, within the term of thirty (30) Business Days established in Section 12.1 hereto. Furthermore, the Parties agree to use their best efforts for the Closing to take place on September 27, 2013.

(b)    At the Closing, Seller shall deliver to the Buyer (i) the Amendment to the Articles of Organization of the Company, evidencing, among other matters, the transfer of the Quotas to Buyer and the change of the corporate name from “Atkore International Indústria e Comércio de Aço e Materiais Elétricos Ltda.” to "Panatlântica Tubos Ltda.", dated as of the Closing Date and duly executed by the Seller; (ii) a copy of the relevant empowerment documents of the representative(s) of Seller as necessary to authorize the execution of this Agreement and consummation of the transactions contemplated hereby; (iii) the resignation letters signed by the Company’s Officers in the form of Schedule 2.2 (b) (iii), formalizing their resignation from their offices, effective as of the Closing Date, according to Section 10.6; (iv) tax clearance certificates of the Company, as necessary to allow the transfer of the Quotas; (v) revocation of all existing powers of attorney listed on Schedule 2.2 (b) (v) hereto; and (vi) the information required for the tax collection, as described in Section 3.6.

(c)    At the Closing, Buyer shall deliver to Seller (i) the Purchase Price, in accordance with Section 3.3; (ii) a copy of the relevant empowerment documents of the representative(s) of Buyer as necessary to authorize the execution of this Agreement and the consummation of the transactions contemplated hereby; and (iii) the documents required for the tax collection by the Buyer on behalf of Seller, strictly as provided in Section 3.6.

Exhibit 2.1

(d)    At the Closing, Buyer shall execute or cause to be executed the Bank Guarantee Agreement to be entered into between Buyer and Bank Bradesco to secure the payment of the deferred installments of the Purchase Price, in the form of Schedule 2.2 (d) hereto.

3.    PURCHASE PRICE AND PAYMENT

3.1.    Purchase Price. The total purchase price for the Quotas shall be the amount in Dollars of the United States of America ("US Dollars") equivalent to R$ 98,700,000.00 (ninety-eight million and seven hundred thousand Brazilian Reais) ("Reais"), to be paid to the Seller in Switzerland net of taxes and/or fees (“Purchase Price”), adjusted according to Section 3.4 below. The incidence of any taxes or fees applicable to the Purchase Price due to the conversion from Reais to US Dollars shall be paid by Seller, including, but not limited to (i) the Financial Tax (IOF), as applicable, currently levied at the rate of 0.38% over the remittance amount; and (ii) any bank and regulatory fees for the currency conversion.

3.2    Exchange Rate. The effective exchange rate to convert the Purchase Price will be the daily exchange rate of the day immediately preceding the payment of each Installment, been ascertained as the daily exchange rate applicable to the purchase of US Dollars (expressed in R$ - US$), published by the Central Bank Information System - SISBACEN (PTAX-800), Option 5 or any other exchange rate index that replaces or succeeds the PTAX-800.

3.3    Method of Payment. Payment of the total Purchase Price shall be made in Reais to be converted into US Dollars, as provided in Section 3.2 above, to Seller, which is enrolled with RDE-IED under No. IA027014, by wire transfer of immediately available funds to Seller to its bank account as follows:

Beneficiary:                        Allied Switzerland GmbH
Account Number:            CH24 0028 7287 1043 9260 F
Bank Name:                       UBS Switzerland
Bank Routing:                    UBSWCHZH80A
Currency:                            US$

3.4    Payment Schedule. The Purchase Price shall be paid in four (4) installments (in the singular the "Installment" and collectively the "Installments") according to the payment schedule below. Each Installment of the Purchase Price to be paid after the Closing Date will be adjusted according to one-hundred per cent (100%) of the Brazilian short-term interest rate known as “Selic Rate”, published by the Central Bank of Brazil, accrued between the Closing Date (including it) and the respective payment date (excluding it) as set forth in the payment schedule below:

Exhibit 2.1

Payment Schedule
Percentage of Purchase Price	Payment Date
60.00%	Closing Date
13.33%	9 months after the Closing
13.33%	12 months after the Closing
13.33%	18 months after the Closing

3.5     Fixed Purchase Price. Seller and Buyer hereby represent that they have agreed on the Purchase Price. The Purchase Price inserted herein already reflects the potential effect of the net debt and the working capital of the Company, and no further adjustment on or after Closing will be required, except for any possible adjustment resulting from indemnification, as provided in Section 8.7.

3.6    Withholding Tax. Promptly following request by the Buyer at any time between execution of this Agreement and the Closing Date, the Seller shall provide the Buyer with all information requested by the Buyer that is necessary for it to accurately calculate any possible withholding tax due on the transfer of the Quotas at Closing. The Buyer will procure that the withholding tax is withheld from the Purchase Price at Closing, and that payment in full of such amount will be made to the applicable Brazilian tax authorities at Closing. Buyer will provide Seller with certified copies of the Documentos de Arrecadação de Receitas Federais (“DARFs”) evidencing the withholding and payment in full of the withholding tax within ten (10) Business Days as of the Closing and as of the payment of each Installment, as applicable.

4.    REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby makes the following representations and warranties to Buyer, which shall be considered as made on the date hereof and on the Closing Date.

4.1.    Corporate Status. The Company is duly organized and validly existing under the laws of Brazil, and has the corporate power to own its assets and carry on its business as now being conducted. A true and correct copy of the current Restated Articles of Organization of the Company is attached as Schedule 4.1.

4.2.    Capitalization. The total capital of the Company is eighty-four million, nine hundred and forty-seven thousand, two hundred and eighty-seven Reais (R$ 84,947,287.00), divided into eighty-four million, nine hundred and forty-seven thousand, two hundred and eighty-seven (84,947,287) quotas, with a par value of one Real (R$ 1.00) each. The Quotas are validly subscribed and fully paid up. All of the Quotas of the Company are legally and validly held by Seller and are owned free and clear of any and all security interests, agreements or claims of any kind whatsoever. Seller represents and warrants that it is the owner of the totality of quotas of the Company.

Exhibit 2.1

4.3.    Corporate Authority. Seller has the legal right, power and authority to enter into this Agreement and to transfer, assign and deliver the Quotas as provided in this Agreement, subject to the terms hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action of Seller, and this Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against the Seller in accordance with its terms. The Amendment to the Articles of Organization of Company approving the transfer of the Quotas to Buyer from Seller will convey to Buyer title to the Quotas, free and clear of any and all liens or encumbrances, security interests, agreements or claims of any kind whatsoever.

4.4.    Restrictions. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall contravene any terms of any court order, consent decree, license, provision of the Articles of Organization of the Company or other agreement or permit to which the Company is subject or a party. There is no lawsuit, proceeding or investigation pending against Seller or the Company which might prevent the consummation of any of the transactions contemplated by this Agreement.

4.5.    Actions Since March 31st, 2013. Since March 31st, 2013, the business of the Company has been conducted in the ordinary course of business. None of the operations listed below has been conducted out of the ordinary course of the Company’s business or under terms not usually performed by the Company:

(a)	acquisition of raw material;

(b)	sale of products;

(c)	sale of fixed assets, excluding those specifically related to the equipment transferred for Flow Coat Project, which Buyer expressly agrees and acknowledges;

(d)	hiring third party services;

(e)	hiring employees of management level or above;

(f)	payment to employees and officers of (i) bonus or (ii) any other form of remuneration based on the Company’s performance, pursuant to the provisions of Section 6.4; and

(g)
distribution of profits or payment of interest on equity, approval of capital reduction or any type of profit or capital distribution, excluding (i) the distribution of profits already registered in the Company’s financial statements until March 31st, 2013, which legitimacy has been verified by Buyer; and (ii) any distribution of profits or payment of interest on equity related to revenues associated with equipment transferred for Flow Coat Project, which Buyer expressly agrees and acknowledges.

4.6    Benefits to Employees.    Seller represents that there is no commitment with any employee, officer or representative of the Company that results in any obligation for the Company by virtue of the consummation of the transaction contemplated hereunder.

4.7    Advisors. No advisor, finder or other Person acting in a similar capacity has participated on behalf of the Seller in bringing about the transaction herein contemplated, rendered any services with respect thereto or been in any way involved therewith. Any advisor or finder fee that a third party might claim to have a right to will be paid only by Seller and in no event by Buyer.

Exhibit 2.1

4.8 Transition Assistance. For a period of up to sixty (60) days after the Closing Date, Seller will maintain its service connection to those Company’s computer systems listed in Schedule 4.8 hereto, to assist Buyer with the reasonable transition to Buyer’s computer system. Seller shall not be liable to Buyer for any failure of, or service interruption in, any Company’s computer system or service connection after the Closing Date.

4.9    CADE.    Seller represents that the annual gross revenues of its economic group in Brazil for the year preceding the execution of this Agreement, in conjunction with the annual gross revenues of Buyer’s economic group in Brazil for the year preceding the execution of this Agreement, have not exceeded the minimum thresholds that would trigger the mandatory submission of the transaction contemplated hereunder to the Brazilian Antitrust Authority – CADE.

4.10.    Consents. There are no consents from third parties to be obtained by Seller that are required for the consummation of the transactions contemplated herein or that may cause any impact to Buyer with respect to this Agreement.

4.11.    Guarantees in Name of the Company. There are no guarantees given by Seller, or by any of the resigning Officers of the Company, on behalf of the Company for its business.

5.     REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby makes the following representations and warranties to Seller, which shall be considered as made on the date hereof and on Closing Date:

5.1    Authority. Buyer has the legal right, power and authority to enter into this Agreement; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all the necessary corporate or other action of Buyer; and this Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

5.2.    Restrictions. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will contravene any terms of any court order, consent decree, agreement or permit to which Buyer is subject or a party, or violate any of the provisions of the By-laws of Buyer. There is no lawsuit, proceeding or investigation pending or, to the knowledge of Buyer, threatened against Buyer which might prevent the consummation of any of the transactions contemplated by this Agreement.

5.3.    CADE.    Buyer represents that the annual gross revenues of its economic group in Brazil for the year preceding the execution of this Agreement, in conjunction with the annual gross revenues of Seller’s economic group in Brazil for the year preceding the execution of this Agreement, have not exceeded the minimum thresholds that would trigger the mandatory submission of the transaction contemplated hereunder to the Brazilian Antitrust Authority – CADE.

Exhibit 2.1

5.4    Advisors. No advisor, finder or other Person acting in a similar capacity has participated on behalf of the Buyer in bringing about the transaction herein contemplated, rendered any services with respect thereto or been in any way involved therewith. Any advisor or finder fee that a third party might claim to have a right to will be paid only by Buyer and in no event by Seller.

6.    COVENANTS OF SELLER AND ATKORE

6.1    Covenant of Non-Competition. Atkore, directly or indirectly, through its subsidiaries or Affiliates, hereby covenants, effective as of the Closing Date and for a period of five (5) years thereafter, that it will not manufacture, sell, market or distribute in Brazil any products that are the same or substantially similar to the products manufactured, sold, marketed or distributed by the Company, as of the Closing Date, including the manufacture, sale, marketing or distribution of galvanized steel pipes and tubes used in the mechanical and oil and gas industries.

6.2    Non-Solicitation / Non-Contract. Atkore, directly or indirectly, through its subsidiaries or Affiliates hereby covenants, effective as of the Closing Date and for a period of five (5) years thereafter, that it will not solicit or cause to be solicited, or hire contract or employ or cause to be hired, contracted or employed any of the Company’s directors, officers or key managers for the purpose of employing or otherwise, directly or indirectly, retaining the services of such directors, officers or key managers, in compliance with the applicable law.

6.3    Conduct of Business. As of this date and until Closing, the business of the Company shall continue to be conducted in the ordinary course of business. Until Closing, none of the operations listed in Section 4.5 hereto will be conducted out of the ordinary course of the Company’s business or under terms not usually performed by the Company, except for the exclusions expressly provided in Section 4.5.

6.4    Bonus to employees and officers.    Since March 31, 2013 and until the Closing Date, the Company shall not have made any payment to employees or officers regarding (i) bonus or (ii) any other form of remuneration based on the Company’s performance.

7.    COVENANTS OF BUYER

7.1    Bank Guarantee. Effective as of the Closing Date, Buyer covenants and agrees that it will contract, and maintain in place, at its own expenses, until the full payment of the Purchase Price, a bank guarantee (fiança bancária) with Bank Bradesco, indicating Seller as the beneficiary, to secure the payment of the outstanding Installments of the Purchase Price. The bank guarantee will be contracted in the amount corresponding to the pending Installments of the Purchase Price, considering exclusively the adjustment based on the Selic Rate.

7.2    Company’s Marks and Name.    Buyer hereby agrees that upon the Closing, Seller and any of its Affiliates shall have the exclusive right to the use of the name "Atkore" or similar names,

Exhibit 2.1

derivatives thereof and any trademarks, d/b/a names, fictitious names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, or otherwise used in the business of the Company and the goodwill associated therewith (the "Company Name"), including any name or mark confusingly similar thereto and any marks listed on Schedule 7.2 (collectively, the "Company Marks"). Buyer shall not use, or permit any of its Affiliates or the Company to use after the Closing, the Company Name or any variation or simulation thereof or any of the Company Marks. As soon as reasonably practicable after the Closing Date, Buyer shall, and shall cause the Company to, (a) remove, strike over or otherwise obliterate all Company Marks from all materials held by, or under the control of the Company, including any purchase or sale forms, products, vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms; (b) by no later than December 31, 2013, Buyer shall remove or strike all Company Marks from any computer software, hardware and other electronic materials and (c) reasonably make all required filings and communications before all applicable Brazilian governmental authorities and other third parties (e.g., banks, suppliers, customers, etc.) of the Company’s corporate documents necessary to require the exclusion of any reference to the word "Atkore" from the Company Name, including but not limited to the Amendment to the Articles of Organization of the Company evidencing, among other matters, the transfer of the Quotas to Buyer and the change of the corporate name from “Atkore International Indústria e Comércio de Aço e Materiais Elétricos Ltda.” to "Panatlântica Tubos Ltda.", dated as of the Closing Date, mentioned in Section 2.2 (b) above, and, until December 31, 2013, make all required filings with the Brazilian governmental authorities in order to request that such changes take effect, except for the presentation of the documentation necessary for the filing of the aforementioned Amendment to the Articles of Organization of the Company, mentioned above, before the State Commercial Board of Rio Grande do Sul (JUCERGS), which shall be made, mandatorily, within thirty (30) days after the Closing.

8.    INDEMNIFICATION

8.1.    Scope of Seller's Indemnity. Except as provided in this Agreement, Buyer will not be entitled to receive any indemnification from Seller, and Seller will not be obliged to hold Buyer, the Company and their respective Affiliates harmless from and against any loss, liability, claim, damage, cost or expense (including costs of litigation and reasonable fees and expenses of attorneys, accountants and other experts) (individually, "Loss", and, collectively, "Losses"), suffered or incurred as a result of any liability involving the Company. Except as provided below, upon the Closing, Buyer will assume, and shall be held liable for, all the Company’s materialized liabilities, as well as all the potential and contingent liabilities, related to any period prior to or after the Closing Date.

8.1.1    Seller and Atkore, severally, agree to indemnify and hold Buyer and the Company and their respective Affiliates harmless from and against any and all Loss suffered or incurred as a result of:

(a)    any breach of any representation, covenant or warranty made by Seller contained in this Agreement;

Exhibit 2.1

(b)    any breach by Seller of any covenant or agreement contained in this Agreement;

(c)    any liabilities solely regarding the transfer of equipment related to Flow Coat Project; or

(d)    any liability related to Sao Paulo ICMS Tax Assessment No. 4.010.000, in the event Tyco International Ltd. and Tyco International Holding S.A.R.L. fail to fulfill its obligations under the Indemnification Agreement, mentioned in Section 10.7 below.

8.2.    Scope of Buyer's Indemnity. Buyer agrees to indemnify and hold Seller and its Affiliates harmless from and against any and all Loss suffered or incurred as a result of:

(a)    any breach of any representation or warranty made by Buyer contained in this Agreement; or

(b)    any breach by Buyer of any covenant or agreement contained in this Agreement.

8.2.1    Labor and Environmental Liabilities.    Buyer expressly agrees and covenants that it will be responsible for any liability of the Company regarding labor or environmental issues related to any period prior to or after the Closing Date, and, therefore, Buyer agrees to hold Seller or any of its Affiliates harmless from and against any and all environmental or labor-related Loss suffered or incurred by the Company as of the Closing Date.

8.3.    Indemnity Procedures. If a Party (the “Indemnified Party”) shall become aware of facts which give rise or threaten to give rise to the other Party’s (the “Indemnifying Party”) obligations to indemnify the Indemnified Party pursuant to this Section ("Event(s) Subject to Indemnification"), the Indemnified Party shall send written notice (the "Notification") to the Indemnifying Party promptly, using its best to send the Notification not later than one third of the period granted for the settlement of the obligation or the presentation of a defense after discovery of the Event Subject to Indemnification disclosing the details thereof, and the Indemnifying Party shall respond within 2 (two) calendar days as of the receipt of Notification (or sooner, if circumstances require).

(a)    The Indemnifying Party shall send a written response to the Indemnified Party in which it states its intention to either (i) pay the amount involved or commence any required remedial measures in connection with the Event Subject to Indemnification; (ii) refuse to accept the event as an Event Subject to Indemnification; or (iii) discuss the matter. If (i), the Indemnifying Party will either pay the amount involved or commence any required remedial measures, in either case within 30 (thirty) days from the date of Notification. If (ii), the Indemnified Party may, at its option, commence any required action to pursue or defend its rights and remedies. If (iii), the Parties shall discuss the issues involved during a period of 30 (thirty) days from the receipt of the Notification, and if they reach an agreement, any payment required thereby shall be made by the Indemnifying Party to the Indemnified Party (in the case of monetary Loss) or any action commenced by the Indemnifying Party (in the case of remedial measures) within 45 (forty-five) calendar days from

Exhibit 2.1

the receipt of Notification. If they do not reach an agreement, the Indemnified Party may commence, at its option, any required action to pursue its rights and remedies.

(b)    If an Event Subject to Indemnification shall arise which involves any third party, the Indemnifying Party's response shall indicate its intention either to (i) pay the amount involved; (ii) assume the defense of the litigation or proceeding (which it shall have the right to do, and the Indemnified Party shall have the right to retain its own counsel to monitor the defense); or (iii) not assume the defense of the litigation or proceeding. Whichever Party assumes the defense shall be entitled to the cooperation of the other Party in preparing the defense. The Indemnified Party agrees to provide the Indemnifying Party with access to all of the Indemnified Party's files and records concerning said defense.

(c)    For all purposes, whenever occurs payment of indemnification, the Indemnifying Party shall bear any eventual expenses for defense and procedures relating to the respective indemnification.

8.4     Expiration of Claims / Limitation of Claims. All claims of Buyer and Seller arising under this Agreement shall be time-barred according to the statutes of limitation provided by law for each Event Subject to Indemnification, counting from the date of the respective triggering events.

8.5 In all cases other than as described in Section 8.1.1 above, Buyer will not be entitled to any indemnification from Seller.

8.6    The Parties agree that the remedies and claims that the Parties, or the Intervening Consenting Party, may have against each other for breach of obligations set forth in this Agreement are solely governed by this Agreement, and the remedies provided for by this Agreement shall be the exclusive remedies available to the Parties or the Intervening Consenting Party.

8.7    The Parties shall make payments to indemnify Losses only when the respective liability becomes final by a non-appealable and irrevocable settlement, judgment or arbitration award. Any payments made to indemnify for Losses under this Agreement shall be treated by Buyer and Seller as an adjustment to the aggregate Purchase Price for the Quotas on their respective tax returns. If any Loss subject to indemnification is a tax deductible item for the Indemnified Party, the indemnification shall be reduced by the tax rate which is applicable at the time of the compensation. If the Loss does not actually reduce the tax payable by the Indemnified Party in the same tax period as the indemnification payment is made, whether because of other tax deductions or the profit level of Indemnified Party or otherwise, the indemnification shall only be reduced by an amount equal to the tax saving in respect of such Loss which could be enjoyed immediately.

9.	CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS TO CLOSE

Closing is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

Exhibit 2.1

9.1    Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, with the same force and effect as if made as of the Closing Date.

9.2    Covenants. All agreements and covenants contained in this Agreement to be performed or complied with by Buyer on or before the Closing Date shall have been performed or complied with.

9.3    No Injunction. No statute, rule, regulation, executive order, decree, injunction, or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction, shall be in effect that restricts or prohibits consummation of the transactions contemplated by this Agreement.

9.4    No Litigation. No claim, proceeding or investigation shall be pending (or to Seller's knowledge, threatened) which seeks to delay or prevent the consummation of the transactions contemplated hereby, or seeks money damages from Seller by reason of the consummation of the transactions contemplated by this Agreement.

9.5    Financing of the Transaction. Buyer shall have completed the process for the structuring and issuance of debentures with Bank Bradesco, financial instrument to be used to finance the Purchase Price. In this connection, Buyer will maintain Seller informed of all events relevant that may, directly or indirectly, impact the schedule for the conclusion of the financing process for the transaction.

9.6    Bank Guarantee. Buyer shall have entered into a Bank Guarantee Agreement in favor of Seller, in the form of Schedule 2.2 (d) hereto.

10.    CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS TO CLOSE

Closing is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

10.1    Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, with the same force and effect as if made as of the Closing Date, or Seller shall have disclosed in writing to Buyer, and Buyer shall have accepted, such changes to this Agreement (including schedules) as are necessary to render the representations and warranties of Seller true and correct in all respects as of the Closing Date.

10.2    Covenants. All agreements and covenants contained in this Agreement to be performed or complied with by Seller on or before the Closing Date shall have been performed or complied with.

Exhibit 2.1

10.3    No Injunction. No statute, rule, regulation, executive order, decree, injunction, or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction, shall be in effect that restricts or prohibits consummation of the transactions contemplated by this Agreement.

10.4.    Benefits Resulting from the Transactions.     There shall be no agreement with any employee or representative resulting in obligations for the Company due to the consummation of the transactions contemplated in this Agreement.

10.5    No Litigation. No claim, action, proceeding or investigation shall be pending which seeks to delay or prevent the consummation of the transactions contemplated hereby, or seeks money damages from Buyer or the Company by reason of the consummation of the transactions contemplated by this Agreement.

10.6    Resignations. The Officers of the Company listed in Schedule 2.2 (b) (iii) shall have submitted their resignation from their offices, effective as of the Closing Date.

10.7    Fiscal. Seller shall have transferred to Buyer and the Company all the benefits it is entitled to against Tyco International Ltd. and Tyco International Holding S.A.R.L. regarding the possible indemnification for tax liabilities related to the Sao Paulo ICMS Tax Assessment Number 4.010.000, in the form of Schedule 10.7 ("Tyco Indemnity Agreement").

11.    CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

11.1    Confidentiality.     Each Party shall hold confidential all information obtained in connection with this Agreement with respect to the other Party which is not otherwise public knowledge, not independently known or developed, not received from a third party who is not subject to an obligation of confidentiality or not in the public domain through no fault of the receiving Party. In the event of termination of this Agreement, all documents (including copies thereof) obtained hereunder by one Party from any other Party shall be returned to such Party. Each Party shall refrain from disclosing and shall hold confidential the terms and conditions of this Agreement, including without limitation, the consideration to be paid hereunder, except to the extent that disclosure of such information is necessary or desirable for consummation of the transactions contemplated hereby, demanded by any governmental authority, required by applicable law or stock exchange regulations to which a Party is subject, or with the consent of all other parties hereto.

11.2    Public Announcements.    Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby will be issued, if at all, at such time and in such form and manner as the Parties determine. A Party may not unreasonably withhold its consent to a request by another Party to make such public announcement or similar publicity. If a Party is required by applicable law or stock exchange regulations to which such Party is subject to make such public announcement or publicity, it may do so provided such Party has delivered, for information purposes, to the other Parties a copy of the proposed announcement or publicity not

Exhibit 2.1

less than four (4) hours prior to making such proposed announcement or publicity. Seller and Buyer will consult with each other concerning the means by which any Company’s employees, customers, and suppliers and others having dealings with the Company will be informed of this Agreement or the transactions contemplated hereby.

12.    TERMINATION

12.1    Termination Events. This Agreement may, by notice given prior to or at Closing, be terminated:

(a)    by either Buyer or Seller if a material breach of any provision of this Agreement has been committed by the other Party and such breach has not been waived;

(b)    by either Buyer or Seller if the Closing has not occurred due to the failure in fulfilling any of the conditions precedent until thirty (30) Business Days as of this date, provided that the Parties will use their best efforts to make the process as quick as possible and to implement the Closing on September 27, 2013;

(c)    (i) by Buyer if (other than due to the failure of Buyer to comply with its obligations under this Agreement) any of the conditions in Section 10 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible and Buyer has not waived such condition on or before the Closing Date; or (ii) by Seller if (other than due to the failure of Seller to comply with its obligations under this Agreement) any of the conditions in Section 9 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible or such condition cannot be completed within sixty (60) days as of this date and Seller has not waived such condition on or before the Closing Date; or

(d)    by mutual consent of Buyer and Seller.

12.2    Effect of Termination. Each Party's right of termination under Section 12.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 12.1, all further obligations of the Parties under this Agreement will terminate, except that the representations in Section 5.4 (brokers and finders) and the obligations in Sections 13.5 (expenses), 11.1 (confidentiality) and 13.4 (Jurisdiction and arbitration) will survive; provided, however, that the Parties’ respective rights and obligations with respect to any prior breach of or failure to comply with this Agreement will survive any termination of this Agreement.

13.    GENERAL PROVISIONS

13.1    Further Assurances. The Parties agree to execute such other documents or agreements and do such other things as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

Exhibit 2.1

13.2    Notices.     Any notice required to be given under this Agreement must be given in writing and will be effective on receipt when delivered by registered airmail, hand delivery or by facsimile confirmed by the sending of the original by registered airmail to the Party, at the address stated below or to such other address as such Party may designate by written notice in accordance with the provisions of this Section.

to Seller:    Atkore International Inc.
16100 S. Lathrop Avenue
Harvey, Illinois 60426
USA
Attn: General Counsel

to Buyer:
Panatlântica S.A.
Rua Rudolfo Vontobel, 600
Caixa Postal 152 - Distrito Industrial
ZIP Code 94045-405 - Gravataí - RS
Brazil
Attn: José Antônio Vargas (Superintendent Officer)

13.3    Entire Agreement. This Agreement, together with all schedules referenced herein, is the Parties' entire agreement. It supersedes all prior or contemporaneous oral or written communications, proposals and representations with respect to its subject matter and prevails over any conflicting or additional terms of any quote, order, acknowledgment or similar communications between the parties during the term of this Agreement. No modification to this Agreement will be binding, unless in writing and signed by a duly authorized representative of each Party.

13.4    Governing Law and Arbitration.

This Agreement shall be governed and construed in accordance with the laws of the Federative Republic of Brazil without giving effect to the conflict of law rules thereof.

(a)    In the event of any dispute, controversy or claim arising out of or relating to this Agreement, or the performance, breach, termination, or invalidity hereof (“Dispute”), such Dispute shall be the subject of an attempt at an amicable solution, for which purpose a Party shall give notice to the other Party, giving a concise description of the matter in question and the position of such Party in respect thereof and proposing a meeting among the chief executive officers or their designees (“Senior Officers”) of the Parties in São Paulo (or such other place as they may agree) with the purpose of resolving the Dispute. In the event such a meeting is called, the meeting shall take place within 10 days of its being requested. Unless the Parties otherwise agree, if such meeting does not take place within such 10 days or if within 10 days after such meeting the Senior Officers have not resolved such matter, then the Dispute shall be resolved by arbitration as provided in Section 13.4(b).

Exhibit 2.1

(b)    If a Dispute arises and is not settled by amicable negotiations within the prescribed time period by the representatives of the Parties and the Senior Officers of the Parties in accordance with Section 13.4(a), such Dispute shall be settled by arbitration in accordance with the arbitration rules (“Arbitration Rules”) of the Centro de Arbitragem da Câmara de Comércio Brasil-Canadá (the “Court”) in effect on the date hereof. Judgment thereon may be entered by any court having jurisdiction. If a Party wishes to initiate an arbitration with respect to a Dispute, it shall first provide ten (10) days advance notice to the other Party, setting forth that it intends to initiate arbitration, the issues in dispute and a summary in reasonable detail of its position with respect thereto. Other than the procedure described in Section 13.4(a), arbitration shall be the sole and exclusive forum for resolution of any Dispute, and the award thereunder shall be final, conclusive and binding on those participating in the arbitration. The place of arbitration shall be São Paulo. The arbitration proceeding shall be conducted in the Portuguese language, but documents originally in the English language and the testimonies in the English language shall be accepted without the respective sworn translation. Each Party hereby submits to the non-exclusive jurisdiction of the courts of São Paulo, Brazil, in any action, suit or proceeding with respect to the enforcement of the arbitration provisions of this Agreement and with respect to the enforcement of any award thereunder.

(c)    Composition of the Arbitration Panel. The number of arbitrators shall be three, each of whom shall be disinterested in the dispute, controversy or claim and shall have no connection with any Party. One arbitrator will be selected by each Party and one by mutual agreement of the first two arbitrators or, if they cannot agree, by the appointing authority which shall be designated in accordance with the Court’s Arbitration Rules (the “Appointing Authority”). The Parties shall have thirty (30) days to each appoint an arbitrator. If a Party fails to appoint an arbitrator within such thirty (30) day period, the Appointing Authority shall appoint an arbitrator for that Party. The Parties and the Appointing Authority may appoint from among the nationals of any country, whether or not a Party is a national of that country. If more than two parties (including the Intervening Consenting Party) to this Agreement are party to the arbitral proceeding, the multiple claimants and/or the multiple respondents shall appoint their respective arbitrator. In the absence of such a joint appointment by one of the sides, the Court shall designate all three arbitrators according to the Arbitration Rules.

(d)    Binding Decision. Any deadline for the issuance of the award may be extended by the arbitration panel, if there is a justifiable reason. The decision of the arbitration panel made by the majority of the arbitrators shall be definitive, shall bind the parties (including the intervening consenting parties) and shall be enforceable in accordance with the law.

(e)    Fees and Expenses. The fees and expenses with the arbitrators, experts appointed by the arbitrators and the administrative expenses of the Court that may be incurred in the course of the arbitration proceeding shall be paid in accordance with the Arbitration Rules. The final arbitration award shall provide for the obligation of the defeated party(ies) to reimburse the wining party(ies) of such reasonable fees and expenses, as well as the wining parties’ reasonable costs and expenses with attorneys and experts.

Exhibit 2.1

(f)    Urgent Measures. Before the institution of the arbitration panel, the parties (including the intervening consenting parties) may apply to the competent judicial authority for urgent measures; for this specific purpose, the parties elect the venue of the court of São Paulo, Brazil. The arbitration panel may, after the institution of the arbitration, as soon as the file has been transmitted to the arbitration panel and at the request of a party to the arbitration proceeding, order any urgent measure it deems appropriate and review any urgent measure determined by the competent court prior to the institution of the arbitration. The application to a judicial authority for such urgent measures mentioned above before the file is transmitted to the arbitration panel or the application to a judicial authority for the implementation of measures ordered by the arbitration panel shall not be deemed to be an infringement or a waiver of the arbitration agreement and shall not affect the relevant powers reserved to the arbitration panel, including the powers to review the judicial order issued by a judicial court prior to the institution of the arbitration.

(g)    Preclusion. The parties (including the Intervening Consenting Party) accept and convene that, for the purposes and effects of article 806 of the Brazilian Civil Procedure Code, the request for the initiation of an arbitration proceeding shall be equivalent to the filing of a lawsuit with the same object.

13.5    Expenses & Taxes. Except as otherwise expressly provided in this Agreement, each Party to this Agreement will bear its own respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, investment banker and accountants.

13.6    Severability. If at any time subsequent to the date hereof, any provisions of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

13.7    Waiver. The rights and remedies of the Parties are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

13.8    Assignment. The respective rights and obligations of the Parties under this Agreement may not be assigned by Buyer or the Seller without the prior written consent of the other; provided, however, that Buyer may assign this Agreement in whole or in part to any Affiliate of Buyer upon

Exhibit 2.1

prior written notice to Seller, in which case Buyer shall continue jointly liable with the respective assignee.

13.9    Governing Language. This Agreement is executed in the Portuguese language, and all of its terms and provisions shall be construed in accordance with the Portuguese language, which shall prevail, notwithstanding any translation thereof, which may have been submitted for regulatory approval purposes whether agreed by the Parties or not. Schedule 13.9 hereto contains an unofficial translation into English language of this Agreement.

13.10    Counterparts. This Agreement is executed in four (4) counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Quota Purchase Agreement, as of the day and year first above written.

[signatures in the following 5 pages]

Exhibit 2.1

(QUOTA PURCHASE AGREEMENT ENTERED INTO BY AND BETWEEN PANATLÂNTICA S.A., ALLIED SWITZERLAND GMBH, ATKORE INTERNATIONAL INC. AND ATKORE INTERNATIONAL INDÚSTRIA E COMÉRCIO DE AÇO E MATERIAIS ELÉTRICOS LTDA., ON AUGUST 26, 2013)

PANATLÂNTICA S.A.

/s/ José Antônio Silva Vargas
_______________________________________________
By: José Antônio Silva Vargas
Title: Officer

/s/ Armando Santa Maria
_______________________________________________
By: Armando Santa Maria
Title: Attorney-in-fact

Exhibit 2.1

(QUOTA PURCHASE AGREEMENT ENTERED INTO BY AND BETWEEN PANATLÂNTICA S.A., ALLIED SWITZERLAND GMBH, ATKORE INTERNATIONAL INC. AND ATKORE INTERNATIONAL INDÚSTRIA E COMÉRCIO DE AÇO E MATERIAIS ELÉTRICOS LTDA., ON AUGUST 26, 2013)

ALLIED SWITZERLAND GMBH

/s/ Antonio Carlos Cipriani Dal Pizzol
______________________________________________
By: Antonio Carlos Cipriani Dal Pizzol
Attorney-in-fact

Exhibit 2.1

(QUOTA PURCHASE AGREEMENT ENTERED INTO BY AND BETWEEN PANATLÂNTICA S.A., ALLIED SWITZERLAND GMBH, ATKORE INTERNATIONAL INC. AND ATKORE INTERNATIONAL INDÚSTRIA E COMÉRCIO DE AÇO E MATERIAIS ELÉTRICOS LTDA., ON AUGUST 26, 2013)

ATKORE INTERNATIONAL INC.

/s/ James A. Mallak
______________________________________________
By: James A. Mallak
Title: Chief Financial Officer

Exhibit 2.1

(QUOTA PURCHASE AGREEMENT ENTERED INTO BY AND BETWEEN PANATLÂNTICA S.A., ALLIED SWITZERLAND GMBH, ATKORE INTERNATIONAL INC. AND ATKORE INTERNATIONAL INDÚSTRIA E COMÉRCIO DE AÇO E MATERIAIS ELÉTRICOS LTDA., ON AUGUST 26, 2013)

ATKORE INTERNATIONAL INDÚSTRIA E COMÉRCIO
DE AÇO E MATERIAIS ELÉTRICOS LTDA.

/s/Antonio Carlos Cipriani Dal Pizzol
_______________________________________________
By: Antonio Carlos Cipriani Dal Pizzol
Title: Officer

/s/ Valdecir Bersaghi
_______________________________________________
By: Valdecir Bersaghi
Title: Officer

Exhibit 2.1

(QUOTA PURCHASE AGREEMENT ENTERED INTO BY AND BETWEEN PANATLÂNTICA S.A., ALLIED SWITZERLAND GMBH, ATKORE INTERNATIONAL INC. AND ATKORE INTERNATIONAL INDÚSTRIA E COMÉRCIO DE AÇO E MATERIAIS ELÉTRICOS LTDA., ON AUGUST 26, 2013)

Witnesses:

1. _______________________________
Name:

2. _______________________________
Name:

Exhibit 2.1